UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-38673

Arco Platform Ltd.

(Exact name of registrant as specified in its charter)

Rua Augusta 2840, 9th floor, suite 91

Consolação, São Paulo – SP

01412-100, Brazil
+55 (11) 3047-2655

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

TABLE OF CONTENTS

EXHIBIT
99.1	Press Release dated November 7, 2023 – Arco to Hold Extraordinary General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arco Platform Ltd.

By:	/s/ Roberto Rabello Otero
	Name:	Roberto Rabello Otero
	Title:	Chief Financial Officer

Date: November 7, 2023